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                                 United States
                       SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                    Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                  Commission File Number 1-12858

                           PEPSI-GEMEX, S.A. DE C.V.
                         and each Subsidiary Guarantor
                            listed in Annex A hereto
             (Exact name of registrant as specified in its charter)

                                 Avenida Acoxpa
                           Col. San Lorenzo Huipulco
                               Delegacion Tlalpan
                                143 Mexico, D.F
                                     Mexico
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 93/4 Guaranteed Series B Senior Notes due 2004
            (Title of each class of securities covered by this Form)


                                      None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)  [X]            Rule 12h-3(b)(1)(i)   [X]
               Rule 12g-4(a)(1)(ii) [ ]            Rule 12h-3(b)(1)(ii)  [ ]
               Rule 12g-4(a)(2)(i)  [ ]            Rule 12h-3(b)(2)(i)   [ ]
               Rule 12g-4(a)(2)(ii) [ ]            Rule 12h-3(b)(2)(ii)  [ ]
                                                   Rule 15d-6----------- [ ]
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Approximate number of holders of record as of the certification or notice date:

               Class of Securities                      Number of Holders
               -------------------                      -----------------
   93/4 Guaranteed Series B Senior Notes due 2004              57

Pursuant to the requirements of the Securities Exchange Act of 1934, PEPSI-GEMEX, S.A. DE C.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: December 24, 2002               BY: /s/ LUIS ALEJANDRO BUSTOS OLIVARES
                                          ----------------------------------
                                          Luis Alejandro Bustos Olivares
                                          General Counsel
                                          Pepsi-Gemex, S.A. de C.V.

                                          /s/ LUIS ALEJANDRO BUSTOS OLIVARES
                                          ----------------------------------
                                          Luis Alejandro Bustos Olivares
                                          Attorney-in-Fact of each
                                          Subsidiary Guarantor listed
                                          in Annex A hereto



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                                                                         Annex A

                             Subsidiary Guarantors

        Each of the companies listed below is a guarantor under the Indenture dated as of April 4, 1997 governing the 93/4 Guaranteed Series B Senior Notes due 2004 issued by Pepsi-Gemex, S.A. de C.V.

                         Electropura, S.de R.L. de C.V.
                  Industrias de Refrescos, S. de R.L. de C.V.
               Bebidas Purificadas del Sureste S. de R.L. de C.V.
                    Embotelladora Potosi, S. de R.L. de C.V.
                Bienes Raices Metropolitanos S. de R.L. de C.V.
              Central de la Industria Escorpion S. de R.L. de C.V.
                 Distribuidora Garci Crespo S. de R.L. de C.V.
                 Embotelladora Metropolitana S. de R.L. de C.V.
                 Embotelladora Garci Crespo S. de R.L. de C.V.
         Equipos para Embotelladoras y Cervecerias, S. de R.L. de C.V.
              Fomentadora Urbana Metropolitana S. de R.L. de C.V.
               Fomentadora Urbana del Sureste, S. de R.L. de C.V.
                          Granja Buenagua, S. de R.L.
                      Inmobiliaria La Cantera, S. de R.L.
                    Inmobiliaria La Bufa, S. de R.L. de C.V.
                   Inmobiliaria Operativa, S. de R.L. de C.V.
                     Procesos Plasticos, S. de R.L. de C.V.
               Servicios Administrativos Suma S. de R.L. de C.V.
                  Embotelladora del Bajio, S. de R.L. de C.V.
                  Embotelladora La Isleta, S. de R.L. de C.V.
                   Embotelladora Moderna, S. de R.L. de C.V.
            Embotelladora de Refrescos Mexicanos, S. de R.L. de C.V.
                             Dunigras Holding B.V.
          Embotelladores Internacionales de Mexico, S. de R.L. de C.V.
           Embotelladores Mexicanos de Pepsi-Cola, S. de R.L. de C.V.
            Embotelladores del Valle de Anahuac, S. de R.L. de C.V.
                   Envasadora del Centro, S. de R.L. de C.V.
                          Finvemex, S. de R.L. de C.V.
                    Nueva Santa Cecilia, S. de R.L. de C.V.
            Industrias de Refrescos del Noreste, S. de R.L. de C.V.
               Bebidas Purificadas del Noreste S. de R.L. de C.V.
                    Tenedora del Noreste S. de R.L. de C.V.
               Grupo Embotellador del Noreste S. de R.L. de C.V.



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